SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March 2010

FRESENIUS MEDICAL CARE AG & Co. KGaA
(Translation of registrant’s name into English)

Else-Kröner Strasse 1
61346 Bad Homburg
Germany

(Address of principal executive offices)

    Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

    Form 20-F ☒                                   Form 40-F ☐

    Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

    Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

    Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

     Yes ☐                                       No ☒

    If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

    On March 26, 2010 the Company published in the German electronic-Bundesanzeiger (Federal Gazette) the agenda and invitation for its 2010 Annual General Meeting (“AGM”) of Ordinary Shareholders. The agenda and invitation for the 2010 AGM have been posted on the Company’s web site, www.fmc-ag.com. The Company has also posted on its web site two reports referred to in the AGM invitation – the report of the Company’s Supervisory Board and the report of the Company’s general partner pursuant to § 289 ss. 4 and § 315 ss. 4 of the German Commercial Code. The Company is furnishing copies of the AGM agenda and invitation and these reports with this Form 6-K on March 26, 2010.

    On or about April 8, 2010 the Depositary for the Company’s ordinary share and preference share American Depositary Receipts (“ADRs”) will distribute to ADR holders (a) the AGM agenda and invitation, (b) a voting instruction card for ordinary share ADR holders and (c) the Report of the Company’s Supervisory Board. The materials distributed by the ADR Depositary also will include certain additional information (the “Supplemental Information”) that the Company has agreed to distribute to its ADR holders pursuant to the Pooling Agreement among the Company, Fresenius Medical Care Management AG, the Company’s general partner, Fresenius SE and the Company’s independent directors designated in the Pooling Agreement. The Supplemental Information relates to (i) security ownership of certain beneficial owners of the Company; (ii) trading markets and prices for the Company’s securities, (iii) directors and senior management of the Company; (iv) compensation of the Company’s management board and our supervisory board; (v) options to purchase the Company’s securities;  (vi) material transactions between the Company and its subsidiaries and directors, officers and controlling persons of the Company; and (vii) principal accountant fees and services. The Company will furnish the voting instruction card and the Supplemental Information with a report on Form 6-K when those materials are distributed to ADR holders.

    The Company’s Annual Report on Form 20-F and the Company’s 2009 Annual Report have each been posted on the Company’s web site.

EXHIBITS

    The following exhibits are being furnished with this Report:

Exhibit 99.1	English translation of Agenda and Invitation for Ordinary General Meeting to be held May 11, 2010 published in the German electronic-Bundesanzeiger (Federal Gazette)

Exhibit 99.2	Report of the Supervisory Board of Fresenius Medical Care AG & Co. KGaA for the Fiscal Year 2009

Exhibit 99.3	Explanatory report of the General Partner on information according to § 289 ss. 4, § 315 ss. 4 of the German Commercial Code

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

DATE: March 26, 2010

Fresenius Medical Care AG & Co. KGaA,
a partnership limited by shares, represented by:

fresenius medical care management ag, its
general partner

By:	/s/ Dr. Ben J. Lipps
	Name:	Dr. Ben J. Lipps
	Title:	Chief Executive Officer and
Chairman of the Management Board
of the General Partner

By:	/s/ Michael Brosnan
	Name:	Michael Brosnan
	Title:	Chief Financial Officer and
Member of the Management Board
of the General Partner